EXHIBIT 99.1

Hydrogenics Wins Hydrogen Storage System Award for Renewable Electricity Linked to Refueling Facility in Europe

MISSISSAUGA, Ontario, Dec. 10, 2012 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (Nasdaq:HYGS) (TSX:HYG), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that it, together with eight other partners, has won a major energy storage R&D and demonstration project in Europe. Called "Don Quichote," the project includes a financial contribution of 2.86 million Euros by the European Commission, under the auspices of the Fuel Cells and Hydrogen Joint Undertaking (FCH JU), and will take five years to complete.

The core innovation of the Don Quichote project will consist of combining a 350 bar electrochemical compressor, a 30Nm3 PEM electrolyzer system, and a 90 kW fuel cell system to demonstrate the technical and economical viability of an integrated hydrogen storage system for renewable electricity linked to a hydrogen refueling facility. The consortium will design, build, deploy and operate the system at the Colruyt site near Brussels to double the capacity of the existing 350 bar fueling station to 130 kilograms per day and install a fuel cell system for electricity demand leveling.

This project seeks to increase renewable-based electricity, grid balancing, sustainable mobility and the use of clean hydrogen. It aims to demonstrate and validate system-level technology readiness while maintaining a high safety level and generate further data for the expansion of renewable electricity and hydrogen-fueled, sustainable mobility.

"All consortium partners are delighted to be a part of this important energy storage and fueling project, which further substantiates the enabling position of hydrogen for renewable energy integration," said Daryl Wilson, Hydrogenics' President and Chief Executive Officer. "The importance that the EU places on hydrogen technology – which holds the key to solving utility-scale energy storage and transport issues of today and tomorrow – is very gratifying. The innovative technologies at the core of the Don Quichote project are well placed to enable greater renewable power generation around the globe."

Consortium members include the leading grocery chain Colruyt Group (Belgium); the European Commission's Directorate -- General Joint Research Centre (Belgium); the European Hydrogen Association (EHA), represented through FAST; HyET Hydrogen Efficiency Technologies, the pioneer  in electrochemical compression (the Netherlands); Iceland New Energy, which is investigating the potential for eventually replacing the use of fossil fuels in Iceland with hydrogen-based fuels and create the world's first hydrogen economy; PE INTERNATIONAL, an international strategic consulting, software solutions and services company in the field of sustainability (Germany); TUV Rheinland Group, a leading safety & security assessment and regulatory agency (Germany); and WaterstofNet (Belgium), which is developing major hydrogen projects in the region of Flanders and South of the Netherlands.

About Hydrogenics

Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, China, India, Europe, the US and Canada.

Forward-looking Statements

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities law. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of our goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; and dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in Hydrogenics' regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics' future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, unless otherwise required by law. The forward-looking statements contained in this release are expressly qualified by this.

CONTACT: Hydrogenics Contacts:

         Chris Witty
         Hydrogenics Investor Relations
         646-438-9385
         cwitty@darrowir.com

         Bob Motz, Chief Financial Officer
         Hydrogenics Corporation
         905-361-3660
         investors@hydrogenics.com